

Mail Stop 3720

September 21, 2015

David Darling
Chairman of the Board
HashingSpace Corporation
5700 Oakland Avenue, #200
St. Louis, Missouri 63110

       Re: HashingSpace Corporation
               Form 8-K
               Filed July 10, 2015
               File No. 333-190726

Dear Mr. Darling:

We issued comments to you on the above captioned filing on August 5, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 5, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Emily C. Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

                          Sincerely,

                          /s/ Celeste Murphy for

                          Larry Spirgel
                          Assistant Director
                          AD Office 11 – Telecommunications

cc: Peter Campitiello, Esq.
        Kane Kessler, P.C.